Exhibit 99.11
2, place de la Coupole
La Défense 6
92 400 Courbevoie, France
Fax : + 33 (0) 1 47 44 68 21
Catherine ENCK
Tel. + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel : + 33 (0) 1 47 44 47 49
Bertille ARON
Tel : + 33 (0) 1 47 44 67 12
Isabelle CABROL
Tel. : + 33 (0) 1 47 44 64 24
Franklin BOITIER
Tel. : + 33 (0) 1 47 44 59 81
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. + 33 (0) 1 47 44 38 16
TOTAL S.A.
Share Capital:
€5,981,907,382.50
Registered in Nanterre:
R.C.S. 542 051 180
www.total.com
Communiqué de Pressee News Releasee

Paris — April 23, 2007
Notice of Appointments
•	Effective April 10, François Carcaud-Macaire has been appointed Vice President, Regional Development*, succeeding Guy Sallavuard.

•	Effective April 16, Guy Sallavuard has been appointed Executive Director of the Total Corporate Foundation for Biodiversity and the Sea, replacing Bernard Tramier, who is retiring.

François Carcaud-Macaire, 57, is a graduate of the École des Hautes Etudes en Sciences de l’Information et de la Communication (CELSA), a communications and journalism school in Paris, and holds a Ph.D in management from Université de Paris-Dauphine. He joined the Marketing Department at Totalgaz in 1978 and became the subsidiary’s Vice President, Human Relations in 1990. From 1992 to 1995, he was Vice President, Human Resources and Communications in the Paint business, before being appointed Assistant General Manager of the Provence refinery. In 1999, Mr. Carcaud-Macaire was appointed Vice President, Headquarters Human Resources and Shared Services in the Human Resources and Corporate Communications Department.

Guy Sallavuard, 62, is chemical engineer with a postgraduate diploma in organic chemistry and a Ph.D. in physical science. He joined Total in 1973 as a research engineer in France, and subsequently held a variety of management positions in Exploration & Production subsidiaries in Indonesia, China, the United Arab Emirates and Thailand. He was appointed Vice President, Regional Development, in 1999. Mr. Sallavuard is also Chairman of CREATI, a French association that provides technical and innovation support to small and medium-sized businesses, and Vice President of Partenariat France, which provides export support to small and medium-sized businesses.
* Total has been supporting employment and economic development near its facilities in France for more than 15 years. By deploying technological resources, knowledge and funding under the Solidarité d’Entreprise program, Total has provided assistance to more than 3,000 small and medium-sized businesses and helped to maintain over 45,000 jobs. To extend the commitment, export supports have been introduced. In 2006, for example, 312 French businesses were helped, including 123 pursuing international development.
* * * * *
Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com